                                                                     EXHIBIT 8.1


            [Letterhead of LeBoeuf, Lamb, Greene & MacRae, L.L.P.]


                                           July 29, 1997



Acceptance Insurance Companies Inc.
AICI Capital Trust
222 South 15th Street
Suite 600 North
Omaha, Nebraska 68102

         Re:  $82,500,000 AICI Capital Trust   % Preferred Securities


Dear Ladies and Gentlemen:

     We have acted as tax counsel to Acceptance Insurance Companies Inc., a Delaware corporation ("Acceptance"), and AICI Capital Trust, a Delaware business trust (the "Trust"), in connection with the issuance of securities by Acceptance and by the Trust as described in the Registration Statement on Form S-3 (Registration No. 333-28749) filed with the Securities and Exchange Commission (the "Commission") on June 6, 1997, as amended by Amendment No. 1 filed with the Commission on July 18, 1997 (as so amended, the "Registration Statement"), and the Prospectus contained therein (the "Prospectus"). All capitalized terms not otherwise defined herein have the meaning set forth in the Prospectus.

     We understand that the transaction will consist of the following:


     Acceptance, a domestic corporation, will issue Junior Subordinated Debentures, which will be held by the Trust. The Trust will initially have the following trustees (collectively, the "Trustees"): (a) a financial institution that is unaffiliated with Acceptance and whose principal place of business is in New York will serve as Guarantee Trustee, Debenture Trustee and Property Trustee, and (b) a financial institution that is unaffiliated with Acceptance and whose principal place of business is in Delaware will serve as Delaware Trustee. The Trust Agreement, including any Amended and Restated Trust Agreement, establishing the Trust (collectively, the "Agreement") authorizes the Trustees to have the Trust issue (a) preferred securities (the "Preferred Securities") representing beneficial undivided interests in the Trust and (b) common securities (the "Common Securities") representing all residual beneficial undivided interests in the Trust. All of the Common Securities will be directly or indirectly owned by Acceptance. The Agreement will not permit the issuance by the Trust of any securities or other beneficial interests other than the Preferred Securities and the Common Securities issued on the Closing Date (as defined in the Agreement). Pursuant to the Agreement, the Property Trustee will hold a security interest in the Debentures owned by the Trust for the benefit of the holders of the Preferred Securities and secondarily, the Common Securities. The Property Trustee will also receive all interest

Acceptance Insurance Companies Inc.
July 29, 1997
Page 2

and principal paid in respect of the Debentures and will maintain such funds in a segregated non-interest bearing account pending distribution.

        Holders of the Preferred Securities will be entitled to receive preferential cumulative cash distributions ("Distributions") at the annual rate
of    % of the liquidation amount of $25 per Preferred Security, accruing from the date of original issuance and payable quarterly in arrears on March 31, June 30, September 30 and December 31 of each year, commencing September 30, 1997. Acceptance will guarantee (the "Guarantee") the payment of Distributions by the Trust if and to the extent the Trust has funds available for such purpose. In the event the Trust does not have sufficient funds to pay such Distributions, the holders of Preferred Securities, among other remedies, may institute a legal proceeding directly against Acceptance to enforce payment of such Distributions.

        We understand that the Debentures will have a maturity of 30 years, and will pay interest accruing from the date of original issuance and payable quarterly in arrears on March 31, June 30, September 30 and December 31 of each year, commencing September 30, 1997, at an annual rate equal to the annual rate of interest on the Preferred Securities. So long as no Debenture Event of Default has occurred and is continuing, Acceptance has the right, at any time, to defer payments of interest on the Debentures for a period of up to 20 consecutive quarters (each group of consecutive periods a "Deferral Period"). If interest payments are so deferred, Distributions will also be deferred. During such Deferral Period, Distributions will continue to accrue with interest thereon (to the extent permitted by applicable law) at an annual rate
of      % per annum compounded quarterly. We also understand that the
Debentures will be subordinate to all senior indebtedness of Acceptance, but will rank pari passu with the general unsecured creditors of Acceptance and will be senior to all classes of equity. The management of Acceptance reasonably expects that, as of the date of issuance and throughout the term of the Debentures, Acceptance will have assets and cash flow sufficient to service the Debentures pursuant to their terms and that Acceptance has no current plan or intention to exercise its right to defer payments of interest on the Debentures. The terms of the Debentures, other than the option of Acceptance to defer payment of interest for up to 20 consecutive quarterly periods, will generally be consistent with other indebtedness of Acceptance.

        In rendering our opinion, we have reviewed and relied upon (i) the Registration Statement, (ii) the Prospectus, (iii) the Officer's Certificate of Acceptance dated July , 1997 and (iv) such other documents, and have made such further investigations as we have deemed necessary to render the opinion set forth below. In performing our examination, as to any facts material to our opinion, we have, when relevant facts were not independently established by us, relied upon representations to us by representatives of Acceptance and the Trust, and have assumed the truth and accuracy of the representations in the documents and instruments described herein.

Acceptance Insurance Companies Inc.
July 29, 1997
Page 3

        Based upon the foregoing, and subject to the assumptions and qualifications set forth herein, we are of the opinion that:

        1. The Trust will be classified as a grantor trust for U.S. Federal income tax purposes, rather than as an association taxable as a corporation or as a partnership. Accordingly, each beneficial owner of the Preferred Securities will be treated for U.S. Federal income tax purposes as the owner of an undivided interest in the Debentures.

        2. The Debentures will constitute indebtedness of Acceptance for U.S. Federal income tax purposes.

        3. The discussion set forth in the Prospectus under the heading "Certain Federal Income Tax Consequences" is a fair and accurate summary of the matters addressed therein, based upon current law and the assumptions stated or referred to therein.

        The above opinions are based upon provisions of the Internal Revenue Code of 1986, as amended, its legislative history, the Treasury regulations, and published rulings and court decisions in effect as of the date hereof, all of which are subject to change, possibly retroactively, and no assurance can be given that the Internal Revenue Service will not take contrary positions. We are admitted to the practice of law in the State of New York, and we express no opinion herein as to any laws other than the Federal tax laws of the United States of America. The opinions rendered herein are for the sole benefit of Acceptance and the Trust and may not be relied upon by any other party or in any other transaction.


                                       Very truly yours,

                                       LEBOEUF, LAMB, GREENE & MACRAE, L.L.P.